

August 27, 2024

Paul B. Middleton
Chief Financial Officer
Plug Power Inc.
125 Vista Boulevard
Slingerlands, NY 12159

      Re: Plug Power Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2023
          Form 10-Q for the Quarterly Period Ended June 30, 2024
          File No. 001-34392

Dear Paul B. Middleton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Note 2. Summary of Significant Accounting Policies
Principles of Consolidation, page F-12

1.   Please tell us and disclose how you account for the Hidrogenii joint venture discussed on page F-11. To the extent you consolidate the joint venture, as indicated by management during the second quarter 2024 earnings call, explain in sufficient detail how you have a controlling financial interest.

Inventory, page F-20

2.   We note from Schedule II on page 79 that your inventory reserve significantly increased during fiscal 2023 with approximately $94 million charged as an expense and only approximately $14 million reflected as deductions for inventory write-offs. Please tell us the reasons for the significant increase in inventory charges during fiscal 2023 as compared to the prior periods and clarify why there were not further reductions to the

reserve as the inventory turned. Please revise your MD&A to provide clarity regarding the reasons for and impact of the charges on your results of operations. In doing so, tell us where the charges are reflected on your statements of operations.

Stock-based compensation, page F-24

3.   We note that during 2021 you began issuing "performance stock option awards that include a market condition." Please confirm and revise your disclosures to clarify that you recognize all compensation cost for such awards if the requisite service period is fulfilled, even if the market condition is never satisfied.

Note 21. Commitments and Contingencies, page F-53

4.   We note your disclosure on page F-54 that your top two customers accounted for 34.3% of fiscal 2023 consolidated revenues and your top three customers accounted for 51.2% of fiscal 2022 consolidated revenues. Pursuant to ASC 280-10-50-42, please disclose within your footnotes, for each statement of operations presented, the total amount of revenues for each customer contributing 10% or more of your consolidated revenues.

5.   We note your disclosures in Item 3 regarding several legal proceedings and your disclosure on page F-54 that you have "not recorded any accruals related to any legal matters." To the extent it is reasonably possible you will incur losses in excess of recorded accruals related to your contingencies, please provide the applicable disclosures required by ASC 450-20-50-3 through -4, including the amount or range of reasonably possible losses in excess of recorded amounts. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect. Alternatively, if no amount of loss in excess of recorded accruals is believed to be reasonably possible, please state this in your disclosure. Although we recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies, please note that ASC 450 does not require estimation of a reasonably possible range of loss with precision or certainty. Also disclose the nature of your individual legal proceedings within your financial statement footnotes, similar to your disclosure in your most recent Form 10-Q, or tell us why such disclosures are not deemed necessary.

Note 22. Segment and Geographic Area Reporting, page F-55

6.   We note the summary of your various product and service offerings disclosed on page 7 and that you quantify, within results of operations on page 51, revenue changes of specific product offerings included in the "Sales of equipment, related infrastructure and other" revenue line item. Considering the materiality of this line item to your total revenues, please quantify, pursuant to ASC 280-10-50-40, the components of this revenue category, such as cryogenic storage equipment and liquefiers, electrolyzers, hydrogen infrastructure, fuel cell systems, and engineered oil and gas equipment. As part of your response, ensure you tell us the specific revenue categories included in the information regularly provided

to your chief operating decision maker.

Form 10-Q for the Quarterly Period Ended June 30, 2024

Evaluation of Disclosure Controls and Procedures, page 60

7.   Although you disclose that management evaluated the effectiveness of your disclosure controls and procedures, we note that you do not provide an effectiveness conclusion pursuant to Item 307 of Regulation S-K. Please revise to disclose management's conclusions regarding the effectiveness of your disclosure controls and procedures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing